Imperial Capital, LLC

Statement of Financial Condition

December 31, 2019
Public Document

Imperial Capital, LLC

Statement of Financial Condition
December 31, 2019

Public Document

Imperial Capital, LLC

Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 AND ENDING December 31, 2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Imperial Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 Santa Monica Blvd., Suite 2400
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Genovese (310) 246-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name)*

515 S. Flower St., 47th Floor	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, _Mark Martis_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Imperial Capital, LLC_ , as of _December 31_ , 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_Chief Financial Officer_____
Title

See attached notary jurat certificate
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 2nd day of March, 2020, by
Date *Month* *Year*

(1) Mark Martis

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

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Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

515 South Flower Street
47th Floor
Los Angeles, CA 90071

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Imperial Capital, LLC
Los Angeles, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the "Broker-Dealer") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 1997.

Los Angeles, California

March 2, 2020

3

Statement of Financial Condition

Imperial Capital, LLC

Statement of Financial Condition

December 31		2019
Assets		
Cash and cash equivalents	$	19,716,520
Investments, at fair value		68,745
Accounts receivable:		
Corporate finance		485,410
Bank debt		259,367
Receivables from affiliates		80,005
Prepaid and other assets		1,445,714
Equipment, furniture, leasehold improvements and software, net		4,762,735
Operating lease right of use assets		19,308,815
Goodwill		7,816,063
Total assets	$	53,943,374
Liabilities and Member's Equity		
Liabilities		
Commissions and bonuses payable	$	4,623,405
Accounts payable and accrued liabilities		3,059,711
Payables to affiliates		128,094
Operating lease liabilities		22,521,812
Total liabilities		30,333,022
Commitments and Contingencies (Note 8)		
Member's equity		23,610,352
Total liabilities and member's equity	$	53,943,374

See the accompanying notes to the financial statements.

1.   General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (the Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from various offices within the United States. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC (the Parent).

The Company has an agreement with a clearing broker (Pershing, LLC) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement and Possession or Control Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at banks and financial institutions and, at times, balances may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at banks and brokerage accounts. Accounts at each bank are insured by the Federal Deposit Insurance Corporation and brokerage accounts with the Securities Investors Protection Corporation up to certain limits. At December 31, 2019, the Company had approximately $18.5 million in excess of insured limits.

Valuation of Investments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

Fair Value Hierarchy

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but are traded less frequently, derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation Process for Financial Instruments

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable and Accrued Liabilities The carrying amounts of cash and cash equivalents, accounts receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments.

Exchange-Traded Equity Securities - Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management and are generally categorized within Level 3 of the fair value hierarchy.

Corporate Bonds - The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and would be classified as Level 1.

The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction.

The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

Warrants - The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management's based on potential transaction expectations or option pricing models and are considered Level 3.

Prepaid and Other Assets

Prepaid and other assets consist primarily of prepaid market data services, rents and deposits on leased office space. Also included are receivables from customers and employees.

Equipment, furniture, leasehold improvements and software

Equipment, furniture, leasehold improvements and capitalized software are recorded at cost. Depreciation on equipment, furniture and capitalized software is provided using accelerated methods over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are funded by landlord incentives or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease.

Recently Adopted Accounting Guidance

The Company adopted FASB Accounting Standards Codification (ASC) 842, Fair Value of Operating Leases, on January 1, 2019. The Company elected using the modified retrospective approach and applied the package of practical expedients in transitioning in the new guidance. This method allows the Company to initially apply the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without having to adjust comparative-period financial information. The adoption had no cumulative-effect adjustment upon adoption. The Company records an operating lease right of use asset (ROU) and a lease liability representing an obligation to make future lease payments for operating leases, measured on discounted basis. Upon adoption, the Company recognized ROU assets of $22,248,154 and a lease liability of $25,458,025. The difference between the operating ROU assets and the lease liability was due to lease incentives recorded as deferred rent. There were no material changes to the recognition of rent expense in the Company's Statement of Operations upon adoption of ASC 842.

Goodwill

Goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment as appropriate with changing events or circumstances, and at a minimum, on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition and

results of operations. No impairment charges were recorded during the year ended December 31, 2019.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected undiscounted future cash flows. No impairment charges were recorded during the year ended December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

2. Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a clearing deposit with, Pershing LLC to satisfy the requirement under its clearing agreement. This entire deposit is held in a cash account. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days.

The following are financial instruments that are cash and cash equivalents as of December 31, 2019:

December 31,	2019
Cash held at Pershing, LLC, including a money market of $2,995,555	$ 8,353,745
Cash in banks	10,767,809
Cash in bank held in segregated account for exclusive benefit of customers – restricted	350,000
Clearing cash deposit held at Pershing, LLC – restricted	244,966
Total	$ 19,716,520

3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2019 based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

	Fair Value Hierarchy			
Investments	Level 1	Level 2	Level 3	Total
Assets				
Common stocks and warrants	$ 32,340	$ -	$ 30,000	$ 62,340
Corporate bonds	1,807	-	4,598	6,405
Total	$ 34,147	$ -	$ 34,598	$ 68,745

Imperial Capital, LLC

Notes to Financial Statements

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2019:

	Common Stocks and Warrants	Corporate Bonds	Total
Beginning balance as of January 1, 2019	$ 530,000	$ 4,561	$ 534,561
Realized gains (losses), net	67,087	-	67,087
Unrealized gains (losses), net	(300,000)	37	(299,963)
Purchases (sales), net	(267,087)	-	(267,087)
Ending balance as of December 31, 2019	$ 30,000	$ 4,598	$ 34,598

During the year there were no transfers from Level 1 or Level 2 to Level 3. The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

Level 3 Valuation Techniques

The following table summarizes the Company's Level 3 fair value valuation techniques as of December 31, 2019:

Assets (at fair value)	Fair value at December 31, 2019	Valuation technique	Unobservable Inputs
Common stock and warrants	$ 30,000	Indication pricing from 3rd party services, cost method and future value based on corporate announcements.	Lack of marketability.
Corporate bonds	4,598	Indication pricing from 3rd party services, corporate actions and cost method.	Lack of marketability.
Total Level 3	$ 34,598		

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. Unrealized gains or losses on these derivative contracts are recognized currently in the Statement of Operations as principal transactions. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

5.   Equipment, Furniture, Leasehold Improvements and Software

Equipment, furniture, leasehold improvements and software have the following useful lives and are composed of the following at December 31, 2019:

	Useful life	2019
Computer hardware and software	3-5 years	$ 4,098,184
Leasehold improvements	Lease term	5,607,731
Furniture and fixtures	7 years	1,082,093
Office equipment	5 years	311,565
Total		11,099,573
Less accumulated depreciation and amortization		6,336,838
		$ 4,762,735

During the year, $4.5 million of fully depreciated equipment, furniture, leasehold improvements were retired and disposed.

6.   Subordinated Borrowings

On March 7, 2011, Imperial Capital, LLC entered into a credit agreement with a bank for a revolving note and cash subordination agreement (the Subordinated Debt Facility) which was amended in March 2019 that provided for borrowings under a line of credit of up to $25,000,000 through March 9, 2021. The note bears interest at prime plus 25 basis points and payments on the unused line of credit are made monthly at a rate of 0.25%. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. As of and during the year ended December 31, 2019, no amounts were outstanding under the Subordinated Debt Facility.

7.   Leases

In February 2016, FASB issued new guidance that affects the accounting and disclosure requirements for leases. The FASB requires the recognition of all leases that are longer than one year onto the balance sheet, which will result in the recognition of a lease right of use asset and a corresponding lease liability. The lease right of use asset and lease liability will be measured initially using the present value of the remaining rental payments. In July 2018, the FASB issued additional guidance on leases which allows an entity to apply a modified retrospective approach. The guidance is effective for annual and interim periods beginning after December 15, 2018

The Company applied the modified retrospective approach to leases in place as of the adoption date with no cumulative effect adjustment. For the adoption of ASC 842, Fair Value of Operating Leases, the Company elected the alternative transition method amended by ASU 2018-11, which allows the Company to initially apply the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without having to adjust comparative-period financial information. In addition, the Company elected the standard package of practical expedients in transitioning to the new guidance to retain its "operating lease" classifications for all the existing leases and does not require reassessment of whether contracts are or contain leases, or lease classification and initial direct costs. The Company

elected to keep the non-lease components separate from the related lease component for classification, recognition, and measurement purposes. For leases with a term of 12 months or less, the Company elected to not recognize lease right of use assets and lease liabilities.

All of the Company's existing lease arrangements are operating leases. The Company adopted the lease standard on January 1, 2019 and recorded operating lease ROU and corresponding operating lease liabilities on its balance sheet, representing an obligation to make lease payments for operating leases, measured on discounted basis. The Company measured its initial ROU assets and lease liabilities at the present value of future lease payments using the incremental borrowing rate as the discount rate. The incremental borrowing rate ranged from 3.55% to 6.15% that varies depending on the office location, and the weighted average discount rate is 5.96% at December 31, 2019.

As of December 31, 2019, ROU assets totaling $19.3 million consisting of six operating leases for office space. These operating leases may include optional renewal periods and the Company has concluded that operating lease extensions will not be exercised.

The Company has lease agreements for office spaces under non-cancellable operating lease agreements in various locations. The operating leases include fixed and variable rental payments. Variable payments increase over time at pre-determined dates based on various factors as defined in the operating leases.

Future minimum rental payments due under the operating leases at December 31, 2019 are as follows.

Years ending December 31,	Amount
2020	$ 4,229,222
2021	4,329,094
2022	4,305,512
2023	4,232,745
2024	4,303,093
2025 and thereafter	5,989,294
Total minimum operating lease payments	27,388,960
Less imputed interest	4,867,148
Operating lease liability	$ 22,521,812

As of December 31, 2019, the weighted-average remaining lease term for all operating leases is 6.4 years which expire through October 2027.

Additionally, in connection with two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $3.0 million. As of December 31, 2019, there have been no amounts drawn under the letters of credit.

8.   Commitments and Contingencies

Legal Matters

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

Indemnification Agreements

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. There are no known contingent liabilities associated with these indemnification agreements as of December 31, 2019.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2019, there were no amounts to be indemnified to the Clearing Broker for these accounts.

9.   Transactions with Affiliates

The Company has income and expense transactions with employees and certain affiliates. Included in the Statement of Financial Condition and the Statement of Operations are the following related party transactions:

Statement of Financial Condition

Receivables from Affiliates	$	80,005
Payables to Affiliates	$	128,094

The Company provides services to affiliates and other related parties. Such service reimbursements or payables are included in the Statement of Financial Condition as indicated in the table above.

10.   Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $19,000. For participants age 50 and above, the contribution limit for additional catch-up contributions was $6,000. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company.

11.   Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2019, the Company had net capital of $11,845,150 which was $11,595,150 in excess of the required net capital.

The Company follows SEC guidance, "Treatment of Operating Leases under Rule 15c3-1" when transitioning to the new leasing standard. Accordingly, the Company adopts the following accounting policy for computing net capital:
- When computing net capital, the Company cannot add back an operating lease asset to offset an operating lease liability unless the asset and the liability arise from the same

operating lease; and the amount of the asset as to each lease may not exceed the liability of the balance sheet arising from that lease.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

12. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

13. SEC Rule 15c3-3

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

Imperial Capital, LLC

Notes to Financial Statements

14. Subsequent Events

Management has evaluated subsequent events through March 2, 2020, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, the Company's financial statements.